January 30, 2020

Curtis C. Simard
President and Chief Executive Officer
BAR HARBOR BANKSHARES
82 Main Street
Bar Harbor, ME 04609-0400

       Re: BAR HARBOR BANKSHARES
           Registration Statement on Form S-4
           Filed January 24, 2020
           File No. 333-236066

Dear Mr. Simard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance